EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

Between

FLIPCHIP INTERNATIONAL, LLC

and

FLIP CHIP TECHNOLOGIES, LLC

February 6, 2004

-i-

(Cont.)

-ii-

(Cont.)

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(Cont.)

		Page
10.31	Ultra CSP Services	45
10.32	Used	45

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LIST OF SCHEDULES

Schedule 1.1(a)(iii)	Equipment
Schedule 1.1(b)(viii)	Excluded Assets
Schedule 1.1(d)	Assumed Obligations
Schedule 1.2	Allocation of Purchase Price
Schedule 3.1	Qualifications as Foreign Corporation
Schedule 3.4	Seller Defaults or Consents
Schedule 3.6(a)	Employee Arrangements
Schedule 3.6(c)	Benefit Plan Liabilities
Schedule 3.6(d)	Current Employees
Schedule 3.6(e)	Terminated Employees
Schedule 3.7(a)	Financial Statements
Schedule 3.7(b)	Scheduled Liabilities
Schedule 3.7(c)	Accounts Receivable Aging Report
Schedule 3.7(d)	Inventory
Schedule 3.7(e)	Encumbrances
Schedule 3.8(a)	Certain Material Changes – Circumstances
Schedule 3.8(b)	Certain Material Changes – Events
Schedule 3.9(a)	Compliance with Law
Schedule 3.9(b)	Citations
Schedule 3.10	Litigation
Schedule 3.11	Leased Premises
Schedule 3.12	Commitments
Schedule 3.12(c)	Non-Arm’s Length Contracts
Schedule 3.13	Insurance
Schedule 3.14	Intangible Rights
Schedule 3.15	Tangible Assets Condition
Schedule 3.16(a)	Permits
Schedule 3.16(b)	Environmental Claims
Schedule 3.16(c)	Hazardous Materials
Schedule 3.16(d)	Environmental Law Compliance
Schedule 3.17	Suppliers and Customers
Schedule 3.19(b)	Other Person Authorizations
Schedule 3.20	Affiliate Transactions
Schedule 4.3	Buyer Defaults or Consents
Schedule 4.5	Financing
Schedule 5.6	Employees to be Hired by Buyer
Schedule 6.2(i)	Consents
Schedule 8.1(a)	Tax Returns
Schedule 8.1(c)	Taxes

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LIST OF EXHIBITS

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Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 6th day of February, 2004, by and between (i) FlipChip International, LLC, a Delaware limited liability company (the “Buyer”), and (ii) Flip Chip Technologies, LLC, a Delaware limited liability company (the “Seller”).

Recitals

A. Buyer desires to purchase substantially all of the assets of Seller.

B. The Seller desires to sell and Buyer desires to purchase such assets upon the terms and subject to the conditions set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS

1.1 Sale and Purchase of Assets

(a) On the terms and subject to the conditions of this Agreement, at the Closing referred to in Section 2.1 hereof, the Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept delivery of, all assets and properties Used by Seller in connection with its business (the “Business”) (excluding only the Excluded Assets as defined below), including, without limiting the generality of the foregoing, each and all of the following:

(i) all accounts receivable attributable to or arising in connection with the Business;

(ii) all raw materials, work-in-process, inventories and other materials Used by the Seller in connection with the Business wherever located and including all inventory in transit or on order and not yet delivered, and all rights with respect to the processing and completion of any work-in-process related to the Business, including the right to collect and receive charges for services performed by the Seller with respect thereto;

(iii) all supplies, equipment, vehicles, machinery, furniture, fixtures, leasehold improvements and other tangible property Used by the Seller in connection with the Business, and the Seller’s interest as lessee in any leases with respect to any of the foregoing, including but not limited to the assets listed on Schedule 1.1(a)(iii);

(iv) all of the right, title and interest of the Seller in and to Contracts Used by the Seller in connection with the Business, including the Contracts listed or required to be listed on Schedule 3.12;

(v) all Intangible Rights, Confidential Information, computer software and licenses, formulae, designs and drawings, quality control data, processes (whether secret or not), methods, inventions and other similar know-how or rights Used by the Seller in the conduct of the Business, including, but not limited to, the areas of manufacturing, marketing, advertising and personnel training and recruitment, including all files, manuals, documentation and source and object codes related thereto;

(vi) all utility, security and other deposits and prepaid expenses related to the Business;

(vii) the Business as a going concern and its franchises, Permits and other authorizations of Governmental Authorities (to the extent such Permits and other authorizations of Governmental Authorities are transferable) and third parties, licenses, telephone numbers, customer lists, vendor lists, referral lists and contacts, advertising materials and data, restrictive covenants and similar obligations owing to the Seller in connection with the Business from its present and former members, officers, employees, agents and others, together with all books, operating data and records (including financial, accounting and credit records), files, papers, records and other data of the Seller related to the Business;

(viii) all rights to real property Used by the Seller in connection with the Business; and

(ix) all other property and rights of every kind or nature Used by the Seller in the operation of the Business.

It is specifically understood and agreed by the parties hereto that the Buyer is acquiring, and Seller is selling, all of the tangible and intangible assets Used by the Seller in the Business, except the Excluded Assets. The aforesaid assets and properties to be transferred to the Buyer hereunder are hereinafter collectively referred to as the “Assets.”

(b) Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the following specified rights, properties, and assets shall not be included in the Assets (collectively, the “Excluded Assets”):

(i) Seller’s cash and cash equivalents,

(ii) the Purchase Price and other rights of the Seller under this Agreement,

(iii) Seller’s minute books and membership interest records,

(iv) all refunds of Taxes or claims for refund of Taxes of any kind relating to any period ending on or before the Closing Date,

(v) any rights or benefits pursuant to any of Seller’s insurance policies (intercompany, self-insurance, or otherwise),

(vi) except as otherwise provided in this Agreement, all claims, causes of action, and rights of action by Seller against third parties,

(vii) all intercompany accounts and assets shared with other entities owned or controlled by Kulicke and Soffa Industries, Inc. (“K&S”), other than tangible assets (1) located at the Leased Premises or (2) owned solely by Seller; and

(viii) those assets specifically listed on Schedule 1.1(b)(viii).

(c) Method of Conveyance. The sale, transfer, conveyance, assignment and delivery by the Seller of the Assets to the Buyer in accordance with Section 1.1(a) hereof shall be effected on the Closing Date by the Seller’s execution and delivery to the Buyer of one or more Bills of Sale, Deeds, Assignments and other conveyance instruments with respect to the transfer of personal property, Contract rights, real property interests and other Assets in form and scope reasonably satisfactory to Buyer and Seller (collectively the “Conveyance Documents”). At the Closing, good, valid and marketable title to all of the Assets shall be transferred, conveyed, assigned and delivered by the Seller to the Buyer pursuant to the Conveyance Documents, free and clear of any and all liens, encumbrances, mortgages, security interests, pledges, claims, equities and other restrictions or charges of any kind or nature whatsoever except as specifically set forth in the Conveyance Documents or included in the Assumed Obligations.

(d) Assumed Obligations. At the Closing, the Buyer shall assume, and agree to satisfy and discharge as the same shall become due, (i) except for obligations to employees for accrued vacation, all trade accounts payable and accrued expenses that have been incurred in the ordinary course of the Business and are reflected on the Seller’s balance sheet dated December 27, 2003 and included with the Financial Statements attached as Schedule 3.7(a) (the “Base Balance Sheet”) to the extent not previously discharged other than accrued restructuring costs, accrued property taxes, and long-term equipment leaseback liabilities, (ii) except for obligations to employees for accrued vacation, all trade accounts payable and accrued expenses that have been incurred in the ordinary course of the Business since the date of the Base Balance Sheet to the extent not previously discharged other than accrued restructuring costs, accrued property taxes, and long-term equipment leaseback liabilities, (iii) the liabilities and other obligations (whenever arising) of the Business to be performed from and after the Closing under (x) the Contracts listed on Schedule 3.12, and (y) all other Contracts entered into by the Seller in the ordinary course of the Business (including open purchase orders) and not required to be listed on Schedule 3.12, in each case to the extent that the Seller’s rights thereunder are effectively transferred to Buyer at Closing, and (iv) the obligations listed on Schedule 1.1(d) (collectively the “Assumed Obligations”). Except as expressly set forth in this paragraph (d), the Buyer shall not assume or be responsible at any time for any liability, obligation, debt or commitment of the Seller, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise, including but not limited to any liabilities, obligations, debts or commitments of the Seller incident to, arising out of or incurred with respect to, this Agreement and the transactions contemplated hereby (including any and all sales, income or other taxes arising out of the transactions contemplated hereby). Without limiting the generality of the foregoing, the Seller expressly acknowledges and agrees that the Seller shall retain, and that Buyer shall not assume or otherwise be obligated to pay, perform, defend or discharge, (a) any liability of the Seller for Taxes (other than Taxes under the Equipment Sublease and the Assignment and Assumption of

Lease Agreement), whether measured by income or otherwise, (b) any liability of the Seller in connection with any Plan or Benefit Program or Agreement, including, without limitation, any liability of the Seller under ERISA, (c) any liability of the Seller under any federal, state or local law, rule, regulation, ordinance, program, Permit, or other Legal Requirement relating to health, safety, Hazardous Materials and environmental matters (collectively, “Environmental Laws”) applicable to the Business and/or the facilities Used by the Seller (whether or not owned by the Seller), (d) any product liability pertaining to products sold or manufactured by the Seller prior to the Closing Date, (e) any obligation or liability under that certain Purchase Agreement, dated as of March 28, 2001, as amended, by and between K&S and Delco Electronics Corporation (but not including any other agreement referred to therein), (f) any obligation of the Seller to any Affiliate of the Seller, or any Person claiming to have a right to acquire any membership interest or other securities of the Seller, or (g) any obligation to employees for accrued vacation. The Seller further agrees to satisfy and discharge as the same shall become due all obligations and liabilities of the Seller not specifically assumed by the Buyer hereunder.

1.2 Payment for Assets

(a) As payment in full for the Assets being acquired by Buyer hereunder, Buyer shall pay to Seller, in the manner set forth in this Section 1.2, the sum of (i) Three Million Three Hundred Ninety-One Thousand Dollars ($3,391,000) plus (ii) the Purchase Price Adjustment (such sum, as so adjusted from time to time, is herein referred to as the “Purchase Price”). The Buyer shall make payment of the Purchase Price as follows:

(i) On the Closing Date, Buyer shall deliver to Seller, by wire transfer (to an account specified by Seller in writing prior to Closing), in same day funds, the sum of Two Million Dollars ($2,000,000.00);

(ii) Buyer shall deliver to Arizona Escrow & Financial Corporation as escrow agent (the “Escrow Agent”), the sum of One Million One Hundred Thirty-Two Thousand Dollars ($1,132,000.00) (the “Escrow Amount”). The Escrow Amount shall be held by the Escrow Agent pursuant to the terms and conditions of the Purchase Price Escrow Agreement attached hereto as ExhibitA (the “Purchase Price Escrow Agreement”); and

(iii) Buyer shall deliver to Seller, by wire transfer to the account specified by Seller pursuant to Section 1.2(a)(i), in same day funds, the sum of Sixty Four Thousand Two Hundred Fifty Dollars ($64,250.00) on each of May 6, 2004, August 6, 2004, November 8, 2004, and February 7, 2005.

(b) Subject to Section 1.3, the Purchase Price Adjustment, when paid, shall be payable as follows: (a) if the Purchase Price Adjustment is a positive number, Buyer shall pay the Purchase Price Adjustment, in readily available funds, within 5 business days of the final determination of such amount (“Buyer’s Payment”) and the letter of credit issued in favor of Seller pursuant to the Standby Letter of Credit Agreement (the “Letter of Credit”) shall be reduced by the amount of the Buyer’s Payment; and (b) if the Purchase Price Adjustment is a negative number, Seller shall pay Buyer the absolute value of such Purchase Price Adjustment, in readily available funds, within 5 business days of the final determination of such amount.

(c) The Purchase Price shall be allocated, apportioned and adjusted among the Assets in the manner specified in IRS Form 8594 attached as Schedule 1.2 and the parties agree to abide by such allocations for all tax reporting purposes.

1.3 Closing Date Balance Sheet. As soon as practical (and in no event later than 45 days after the Closing Date), Buyer shall cause to be prepared and delivered to the Seller (a) a balance sheet for the Business and Assets acquired hereunder dated as of the Closing Date (the “Closing Date Balance Sheet”), and (b) a calculation of the Purchase Price Adjustment, including such schedules and data as may be appropriate to support such calculation. The Seller and its accountants shall be entitled to review the Closing Date Balance Sheet, Buyer’s calculations of the Purchase Price Adjustment, and any working papers, trial balances and similar materials relating to the Closing Date Balance Sheet prepared by Buyer or its accountants. Buyer shall also provide the Seller and its accountants with timely access, during Buyer’s normal business hours, to Buyer’s personnel, properties, books and records to the extent related to the determination of the Purchase Price Adjustment and the Closing Date Balance Sheet.

1.4 Disputes. The following clauses (a), (b), and (c) set forth the procedures for resolving and paying for disputes among the parties with respect to the determination of the Purchase Price Adjustment:

(a) Within thirty (30) days after delivery to the Seller of Buyer’s calculation of the Purchase Price Adjustment pursuant to this Article I (the “Buyer’s Purchase Price Adjustment”), the Seller may deliver to Buyer a written report (the “Seller’s Report”) prepared by Seller and/or Seller’s accountants advising Buyer that one or more adjustments are required (the purchase price adjustment resulting from the Seller’s Report shall be called the “Seller’s Purchase Price Adjustment”). The costs and expenses of the services of the Seller’s accountants shall be borne by the Seller. If Buyer shall concur with the adjustments proposed by the Seller’s accountants, or if Buyer shall not object thereto in writing delivered to the Seller within thirty (30) days after Buyer’s receipt of the Seller’s Report, the calculations of the Purchase Price Adjustment set forth in such Seller’s Report shall become final and shall not be subject to further review, challenge, or adjustment absent fraud. If the Seller does not submit a Seller’s Report within the 30-day period provided herein, then the Purchase Price Adjustment as calculated by Buyer shall become final and shall not be subject to further review, challenge, or adjustment absent fraud.

(b) In the event that the Seller submits a Seller’s Report and Buyer and the Seller’s accountants are unable to resolve the disagreements set forth in such report within (30) days after the date of the Seller’s Report, then such disagreements shall be referred to a recognized firm of independent certified public accountants selected by mutual agreement of the Seller and Buyer (the “Settlement Accountants”), and the determination of the Settlement Accountants shall be final and shall not be subject to further review, challenge, or adjustment absent fraud (the Purchase Price Adjustment resulting from the Settlement Accountants’ determinations shall be called the “Settlement Accountants’ Purchase Price Adjustment”). The Settlement Accountants shall use their best efforts to reach a determination not more than forty-five (45) days after such referral.

(c) The costs and expenses of the services of the Settlement Accountants (the “Settlement Expenses”) shall be paid according to the formula below using the following definitions: (A) the difference between the Seller’s Purchase Price Adjustment and the Settlement Accountants’ Purchase Price Adjustment (the “Seller’s Difference”); (B) the difference between the Settlement Accountants’ Purchase Price Adjustment and the Buyer’s Purchase Price Adjustment (the “Buyer’s Difference”); (C) the Seller’s Difference and the Buyer’s Difference shall be added together (the “Denominator”); (D) Seller’s Difference shall be divided by the Denominator (the “Seller’s Percentage”); and (E) Buyer’s Difference shall be divided by the Denominator (the “Buyer’s Percentage”). The Settlement Expenses shall be paid according to the following formula: Buyer shall pay the Buyer’s Percentage of the Settlement Expenses and Seller shall pay the Seller’s Percentage of the Settlement Expenses; provided, however, that if the Seller’s Purchase Price Adjustment is less than or equal to the Settlement Accountants’ Purchase Price Adjustment, then Buyer shall pay the Settlement Expenses in full; and further provided, however, that if the Buyer’s Purchase Price Adjustment is greater than or equal to the Settlement Accountants’ Purchase Price Adjustment, then Seller shall pay the Settlement Expenses in full.

ARTICLE II

CLOSING

2.1 Closing. Subject to satisfaction or waiver of the conditions stated in Article VI of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall be held at 9:00 a.m., Phoenix time, on February 6, 2004, or, if the conditions set forth in Section 6.2 have not been satisfied or waived on such date, on the fifth (5th) business day after all such conditions shall have been satisfied or waived, at the offices of Greenberg Traurig, LLP, 2375 East Camelback Road, Suite 700, Phoenix, Arizona 85016 (or at the request of Buyer, at the offices of counsel to any lender providing financing in connection with the transactions contemplated hereby). The date upon which the Closing occurs is hereinafter referred to as the “Closing Date.” The Closing shall be deemed completed as of 12:01 a.m. Phoenix time on the morning of the Closing Date.

2.2 Deliveries by the Seller. At or prior to the Closing, the Seller shall deliver to Buyer:

(i) the Conveyance Documents;

(ii) a certificate executed by the Seller to the effect that the conditions set forth in Sections 6.2(a) and 6.2(f) have been satisfied;

(iii) possession of all originals and copies of agreements, instruments, documents, deeds, books, records, files and other data and information within the possession of the Seller or any Affiliate of the Seller to the extent pertaining primarily to the Business (collectively, the “Records”); provided, however, that the Seller may retain (1) copies of any tax returns and copies of Records relating thereto; (2) copies of any Records that the Seller is reasonably likely to need for complying with requirements of law; and (3) copies of any Records that in the reasonable opinion of the Seller will be required in connection with the performance of its obligations under Article VIII hereof;

(iv) the Purchase Price Escrow Agreement;

(v) the Transition Services Agreement in the form attached hereto as Exhibit B (the “Transition Services Agreement”) executed by the Seller;

(vi) the Guaranty in the form attached hereto as Exhibit C (the “K&S Guaranty”) executed by K&S and Kulicke and Soffa Holdings, Inc., a Delaware corporation (“Holdings”);

(vii) the Assignment and Assumption of Lease Agreement in the form attached hereto as Exhibit D (the “Assignment and Assumption of Lease Agreement”);

(viii) the Standby Letter of Credit Agreement in the form attached hereto as Exhibit E (the “Standby Letter of Credit Agreement”); and

(ix) an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) in the form attached hereto as Exhibit F executed by the Seller; and

(x) the Equipment Sublease in the form attached hereto as Exhibit G (the “Equipment Sublease”)

2.3 Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver to the Seller:

(i) The amount and form of Purchase Price required to be paid at Closing pursuant to Section 1.2(a) hereof;

(ii) a certificate executed by an authorized officer of Buyer, on behalf of Buyer, to the effect that the conditions set forth in Section 6.1(a) have been satisfied;

(iii) an Assignment and Assumption Agreement executed by the Buyer;

(iv) the Guaranty in the form attached hereto as Exhibit H (the “RoseStreet Guaranty”) executed by RoseStreet Labs, LLC, a Delaware limited liability company (“RoseStreet”); and

(v) each of the Conveyance Documents, Purchase Price Escrow Agreement, Transition Services Agreement, the Equipment Sublease, the Intellectual Property Security Agreement (in the form attached hereto as Exhibit I), the Assignment and Assumption of Lease Agreement, and the Standby Letter of Credit Agreement, executed by Buyer.

2.4 Termination in Absence of Closing. If by the close of business on March 1, 2004, the Closing has not occurred, then either the Seller or the Buyer may thereafter terminate this Agreement by written notice to such effect, delivered to the other parties hereto, without liability of or to any party to this Agreement or any member, shareholder, director, officer, employee or representative of such party unless the reason for Closing having not occurred is (i) such party’s willful breach of the provisions of this Agreement, or (ii) if all of the conditions to such party’s obligations set forth in Article VI have been satisfied or waived in writing by the date scheduled for the Closing pursuant to Section 2.1, the failure of such party to perform its obligations under this Article II on such date; provided, however, that the provisions of Sections 9.2 through 9.7 shall survive any such termination; and provided, further, that any termination pursuant to this Section 2.4 shall not relieve any party hereto who was responsible for the Closing having not occurred as described in clauses (i) or (ii) above of any liability for (x) such party’s willful breach of the provisions of this Agreement, or (y) if all of the conditions to such party’s obligations set forth in Article VI have been satisfied or waived in writing by the date scheduled for the Closing pursuant to Section 2.1, the failure of such party to perform its obligations under this Article II on such date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES THE SELLER

The Seller hereby represents and warrants to Buyer that (the parties agree that each disclosure set forth in the schedules with respect to a specific section of this Article III shall constitute a disclosure with respect to other sections of this Article III to the extent that the disclosure is reasonably apparent on its face as being applicable to such other section):

3.1 Corporate Existence and Qualification. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware; the Seller has the corporate or other necessary power to own, manage, lease and hold its Properties and to carry on its business as and where such Properties are presently located and such business is presently conducted; and neither the character of Seller’s Properties nor the nature of the Business requires Seller to be duly qualified to do business as a foreign corporation in any jurisdiction outside those identified in Schedule 3.1, and Seller is qualified as a foreign corporation and is in good standing in each listed jurisdiction, except in each case for any jurisdiction in which the failure to be so qualified does not have a material adverse effect on the Business. All issued and outstanding membership interests of Seller are owned beneficially and of record by Holdings. All issued and outstanding capital stock of Holdings is owned beneficially and of record by K&S.

3.2 Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by the Seller, and the Seller has all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by the Seller in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements to which it is a party. This Agreement and each Collateral Agreement to which the Seller is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.

3.3 Adequacy of Assets. The Assets (together with the Transition Services Agreement) plus the Excluded Assets include all of the Properties of the Seller required to conduct the operations of the Business in the same manner in which the Business has been conducted by the Seller prior to the date of this Agreement.

3.4 No Seller Defaults or Consents. Except as otherwise set forth in Schedule 3.4, neither the execution and delivery of this Agreement nor the carrying out of any of the transactions contemplated hereby will:

(a) violate or conflict with any of the terms, conditions or provisions of the certificate of formation or operating agreement of the Seller;

(b) violate any Legal Requirements applicable to the Seller;

(c) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any material Contract or Permit binding upon or applicable to the Seller and related to the Business;

(d) result in the creation of any lien, charge or other encumbrance on any of the Assets; or

(e) require the Seller to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority, where the failure to obtain or make such filing, notice, etc. would have a material adverse effect on the Business.

3.5 No Proceedings. No suit, action or other proceeding is pending or, to the Knowledge of the Seller, threatened before any Governmental Authority seeking to restrain or prohibit the Seller from entering into this Agreement or prohibit the Closing, or seeking Damages against the Seller or its Properties as a result of the consummation of this Agreement.

3.6 Employee Benefit Matters.

(a) Schedule 3.6(a) provides a list of each of the following, if any, which is currently sponsored, maintained or contributed to by the Seller for the benefit of the employees or agents of the Business:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) (“Plan”); and,

(ii) each stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting arrangement or employment contract (“Benefit Program or Agreement”).

(b) True, correct and complete copies of each of the Plans (if any), including all amendments thereto, have been furnished to Buyer. There has also been furnished to Buyer, with respect to each Plan required to be listed on Schedule 3.6(a), the summary plan description. True, correct and complete copies or descriptions of all Benefit Programs or Agreements have also been furnished to Buyer.

(c) Except as otherwise set forth in Schedule 3.6(c),

(i) With respect to the Business the Seller does not contribute to, or have an obligation to contribute to, and with respect to the Business the Seller has not at any time contributed to or had an obligation to contribute to, and with respect to the Business the Seller does not have any actual or contingent liability under, a multiemployer plan within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”) or a multiple employer plan within the meaning of Section 413(c) of the Code;

(ii) The Seller has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Plans and the Benefit Programs and Agreements, and to the Knowledge of the Seller, there have been no material defaults or violations by any other party to the Plans or Benefit Programs or Agreements;

(iii) Each of the Plans intended to be qualified under Section 401 of the Code satisfies the requirements of such Section and has received a favorable determination letter from the Internal Revenue Service regarding such qualified status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which could adversely affect such qualified status;

(iv) Each Plan and each Benefit Program or Agreement has been administered in substantial compliance with its governing documents and there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Seller, threatened against, or with respect to, any of the Plans or Benefit Programs or Agreements or their assets;

(v) There is no Plan subject to Title IV of ERISA and Seller has (1) no actual or potential liability attributable to any “single-employer plan” subject to Title IV of ERISA covering employees of any entity that is or was treated as a single employer with Seller within the meaning of section 414(b), 414(c), 414(m) or 414(o) of the Code and (2) no unsatisfied material liabilities with respect to any employee benefit plan, benefit program or agreement which it sponsored, maintained or contributed to at any time in the past for the benefit of the employees or agents of the Business;

(vi) The Seller does not have any obligation to provide health benefits or death benefits to former employees of the Business except as specifically required by law; and

(vii) Since January 1, 2000, there have not been any (A) work stoppages, labor disputes or other significant controversies between the Business and its employees, (B) labor union grievances or organizational efforts, or (C) unfair labor practice or labor arbitration proceedings pending or threatened.

(d) Schedule 3.6(d) sets forth, by the name and department, the employees who will be employed by the Seller in the Business as of the Closing Date (the “Seller’s Employees”). None of the Seller’s Employees are subject to union or collective bargaining agreements with the Seller.

(e) Schedule 3.6(e) sets forth, by name, all employees of Seller who were terminated within the ninety (90) day period preceding the Closing Date.

3.7 Financial Statements; Liabilities; Accounts Receivable.

(a) The Seller has delivered to Buyer true and complete copies of the unaudited balance sheets and statements of operations with respect to Seller and the Business as of and for the years ended September 30, 2001, 2002, and 2003, and as of and for the twelve weeks ended December 27, 2003 (the “Financial Statements”), and said Financial Statements are attached hereto as Schedule 3.7(a). All of such Financial Statements present fairly in all material respects the financial condition and results of operations of Seller and the Business for the dates or periods indicated thereon. All of such Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for the absence of footnote disclosure and, in the case of interim statements, reassessments of reserves.

(b) Except for (i) the liabilities reflected on the December 27, 2003 balance sheet of Seller included with the Financial Statements attached as Schedule 3.7(a), (ii) trade payables, other current liabilities, and accrued expenses incurred since December 27, 2003 in the ordinary course of business, (iii) executory contract obligations under (A) Contracts listed on Schedule 3.12, and/or (B) Contracts not required to be listed on Schedule 3.12, and (iv) the liabilities set forth in Schedule 3.7(b), Seller and the Business do not have any material liabilities or obligations (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).

(c) Set forth in Schedule 3.7(c) is the accounts receivable aging report for transactions on or before December 31, 2003. Except as set forth in Schedule 3.7(c), no such account has been assigned or pledged to any other Person and, except only to the extent fully reserved against as set forth in the December 27, 2003 balance sheet included in such Financial Statements, no defense or set-off to any such account has been asserted by the account obligor or exists.

(d) Except as otherwise set forth in Schedule 3.7(d), the Inventory of the Business is valued on the books of account of the Business in accordance with GAAP (on an average cost basis) at the lower of cost or market, and the value of obsolete materials, materials below standard quality and slow-moving materials have been written down in accordance with GAAP.

(e) Except as provided under the provisions of the agreements described in Schedule 3.7(e), the Seller has and will have as of the Closing Date legal and beneficial ownership of all of the Properties owned by or Used in the Business, free and clear of any and all liens, mortgages, pledges, adverse claims, encumbrances or other restrictions or limitations whatsoever (“Liens”).

3.8 Absence of Certain Changes.

(a) Except as otherwise set forth in Schedule 3.8(a), since December 27, 2003, there has not been:

(i) any event, circumstance or change that had or would have a material adverse effect on the operations, Properties, financial condition or working capital of the Seller or the Business;

(ii) any damage, destruction or loss (whether or not covered by insurance) that had or would have a material adverse effect on the operations, Properties or financial condition of the Seller or the Business; or

(iii) any material adverse change in the sales patterns, pricing policies, accounts receivable or accounts payable of the Business.

(b) Except as otherwise set forth in Schedule 3.8(b), since December 27, 2003, Seller has not done any of the following:

(i) merged into or with or consolidated with, any other limited liability company or corporation or acquired the business or assets of any Person;

(ii) purchased any securities of any Person;

(iii) created, incurred, assumed, guaranteed or otherwise become liable or obligated with respect to any indebtedness, or made any loan or advance to, or any investment in, any person, except in each case in the ordinary course of business;

(iv) made any change in any existing election, or made any new election, with respect to any tax law in any jurisdiction, which election (or change therein) could have an effect on the tax treatment of Buyer or the Business;

(v) entered into, amended or terminated any material agreement;

(vi) sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any material Properties except (i) in the ordinary course of business, or (ii) pursuant to any agreement specified in Schedule 3.12;

(vii) settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

(viii) incurred or approved, or entered into any agreement or commitment to make, any expenditures in excess of $5,000 (other than those arising in the ordinary course of business or those required pursuant to any agreement specified in Schedule 3.12);

(ix) maintained its books of account other than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles and on a basis consistent with prior periods or made any change in any of its accounting methods or practices that would be required to be disclosed under generally accepted accounting principles;

(x) adopted any Plan or Benefit Program or Agreement, or granted any increase in the compensation payable or to become payable to directors, officers or employees (including, without limitation, any such increase pursuant to any bonus, profit-sharing or other plan or commitment), other than merit increases to non-officer employees in the ordinary course of business and consistent with past practice;

(xi) suffered any extraordinary losses or waived any rights of material value;

(xii) made any payment to any Affiliate or forgiven any indebtedness due or owing from any Affiliate to the Seller;

(xiii) (A) liquidated Inventory or accepted product returns other than in the ordinary course, (B) accelerated receivables, (C) delayed payables, or (D) changed in any material respect Seller’s practices in connection with the payment of payables and/or the collection of receivables;

(xiv) amended its certificate of formation or operating agreement;

(xv) issued any membership interests or other securities, or granted, or entered into any agreement to grant, any options, convertible rights, other rights, warrants, calls or agreements relating to its membership interests; or

(xvi) committed to do any of the foregoing.

3.9 Compliance with Laws. Except as otherwise set forth in Schedule 3.9(a), the Seller is and over the last three years has been in compliance in all respects with any and all Legal Requirements applicable to the Seller, other than failures to so comply that would not have a material adverse effect on the operations, Properties or financial condition of the Business. Except as otherwise set forth in Schedule 3.9(b), during the last three years the Seller (x) has not received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any written notice from any Governmental Authority or any other written notice that would indicate that the Business is not currently in compliance with all such Legal Requirements, except for failures to so comply that would not have a material adverse effect on the operations, Properties or financial condition of the Business, and (y) is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a default under, or breach or violation of, any material Legal Requirement or Permit applicable to the Business. Without limiting the generality of the foregoing, the Seller has not, during the last three years, received notice of, any claim, action, suit, investigation or proceeding that would result in a finding that the Seller is not or has not been in compliance in all material respects with Legal Requirements relating to (a) the development, testing, manufacture, packaging, distribution, and marketing of products, (b) employment, safety and health, (c) environmental protection, building, zoning and land use and/or (d) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder.

3.10 Litigation. Except as otherwise set forth in Schedule 3.10, there are no claims, actions, suits, investigations or proceedings against the Seller pending or, to the Knowledge of the Seller, threatened in any court or before or by any Governmental Authority, or before any arbitrator, that would have a material adverse effect (whether covered by insurance or not) on the operations, Properties or financial condition of the Business.

3.11 Real Property.

(a) No Seller currently owns, or has ever owned, any real property Used by the Business. Schedule 3.11 sets forth a list of all leases, licenses or similar agreements relating to the Seller’s use or occupancy of real estate owned by a third party and necessary to or Used in connection with the Business (“Leases”), true and correct copies of which have previously been furnished to Buyer.

3.12 Commitments.

(a) Except as otherwise set forth in Schedule 3.6(a), Schedule 3.11, or Schedule 3.12, no Seller is a party to or bound by any of the following Contracts related to the Business, whether written or oral:

(i) any contract or commitment for capital expenditures by the Seller in excess of $10,000 per calendar quarter in the aggregate other than outstanding purchase orders and other commitments set forth on Schedule 3.12;

(ii) any lease or license with respect to any Properties, real or personal, whether as landlord, tenant, licensor or licensee;

(iii) any agreement, contract, indenture or other instrument relating to the borrowing of money or the guarantee of any obligation or the deferred payment of the purchase price of any Properties;

(iv) any partnership agreement;

(v) any agreement for the sale of any assets that in the aggregate have a net book value on the Seller’s books of greater than $5,000 except in the ordinary course of business;

(vi) any agreement that purports to limit the Seller’s freedom to compete freely in any line of business or in any geographic area;

(vii) any preferential purchase right, right of first refusal, or similar agreement; or

(viii) any other Contract that is material to the Business.

(b) All of the Contracts listed or required to be listed in Schedule 3.12 are valid, binding and in full force and effect, and the Seller has not been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any respect, except as disclosed in Schedule 3.12. Neither the Seller nor, to the Knowledge of the Seller, any other party is in breach of any of the terms or covenants of any Contract listed or required to be listed in Schedule 3.12. Following the Closing, the Buyer will continue to be entitled to all of the benefits currently held by the applicable Seller under each Contract listed or required to be listed in Schedule 3.12, subject to receiving any required consents.

(c) Except as otherwise set forth in Schedule 3.12, the Seller is not a party to or bound by any Contract or Contracts relating to the Business, the terms of which were arrived at by or otherwise reflect less-than-arm’s-length negotiations or bargaining.

3.13 Insurance. Schedule 3.13 hereto is a complete and correct list of all insurance policies (including, without limitation, fire, liability, product liability, workers’ compensation and vehicular) presently in effect that relate to the Business or its Properties, including the amounts of such insurance and annual premiums with respect thereto. The Seller has no claim pending or anticipated against any of its insurance carriers under any of such policies and, to the Knowledge of the Seller, there has been no actual or alleged occurrence of any kind that could reasonably be expected to give rise to any such claim. During the prior three years, no insurance company has asserted that any claim made by Seller is not covered by the applicable policy relating to such claim.

3.14 Intangible Rights. Set forth on Schedule 3.14 is a list and description of all material foreign and domestic patents, patent rights, trademarks, service marks, trade names, brands and registered copyrights (including pending applications for registration) owned, Used, licensed or controlled by the Seller in connection with the Business. The Seller owns or has the right to Use and shall as of the Closing Date own or have the right to Use any and all Trade Secrets, patents, provisional patents, patents pending, patent disclosures, copyrights, trademarks, tradenames, software, formulae, methods, processes and other intangible properties that are necessary or customarily Used in connection with the Business (together with any associated goodwill, collectively, “Intangible Rights”) including, but not limited to, the Intangible Rights listed on Schedule 3.14. Except as set forth on Schedule 3.14,

(i) the Seller has the right to use, or is the sole and exclusive owner of all right, title and interest in and to, all of the Intangible Rights set forth on Schedule 3.14, and has the exclusive right to use and license the same, free and clear of any known claim or conflict with the Intangible Rights of others;

(ii) no royalties, honorariums or fees are payable by the Seller to any Person by reason of the ownership or use of any of the Intangible Rights;

(iii) there have been no claims made against the Seller asserting the invalidity, abuse, misuse, or unenforceability of any of the Intangible Rights and no grounds for any such claims exist;

(iv) the Seller has not made any claim of any material violation or infringement by others of any of its Intangible Rights or interests therein and, to the Knowledge of the Seller, no grounds for any such material claim exists;

(v) the Seller has not received any notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Intangible Rights, and to the Knowledge of the Seller neither the use of the Intangible Rights nor the operation of the Business is infringing or has infringed upon any intellectual property rights of others;

(vi) the Intangible Rights are sufficient and include all intellectual property rights necessary for the Seller to lawfully conduct the Business as presently being conducted;

(vii) except as set forth on Schedule 3.14, no interest in any of the Intangible Rights has been assigned, transferred, licensed or sublicensed by the Seller to any Person;

(viii) to the extent that any item constituting part of the Intangible Rights has been registered with, filed in or issued by, any Governmental Authority, such registrations, filings or issuances are listed on Schedule 3.14 and were duly made and remain in full force and effect except where it has been determined by the Seller in the ordinary course not to maintain, or to cancel, let expire, surrender, or abandon, such registrations, filings, or issuances, in which case such actions are set forth on Schedule 3.14;

(ix) to the Knowledge of the Seller, there has not been any act or failure to act by the Seller or any of its members, officers, employees, attorneys or agents during the prosecution or registration of, or any other proceeding relating to, any of the Intangible Rights identified on Schedule 3.14 or of any other fact which could render invalid or unenforceable, or negate the right to issuance of any of the Intangible Rights identified on Schedule 3.14 except where it has been determined by the Seller in the ordinary course not to maintain, or to cancel, let expire, surrender, or abandon, such registrations, filings, or issuances, in which case such actions are set forth on Schedule 3.14; and

(x) to the extent any of the Intangible Rights constitutes proprietary or confidential information, the Seller has taken commercially reasonable steps to safeguard such information from disclosure.

3.15 Equipment and Other Tangible Property. Except as otherwise set forth on Schedule 3.15, the equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property included in the Properties (the “Tangible Business Properties”), other than inventory, is in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Business Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with prior practices and normal industry standards.

3.16 Permits; Environmental Matters.

(a) Except as otherwise set forth in Schedule 3.16(a), the Seller has all Permits necessary for the Seller to conduct the Business as presently conducted. Except as otherwise set forth in Schedule 3.16(a), all such Permits are in effect, no proceeding is pending or, to the Knowledge of the Seller, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of the Seller, threatened in connection with the expiration or renewal of such Permits which could adversely affect the ability of the Buyer to conduct the Business subsequent to Closing as presently conducted. Except as otherwise set forth in Schedule 3.16(a), (i) no violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits, other than inconsequential violations, and (ii) no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable law may be obtained only after Closing.

(b) Except as set forth on Schedule 3.16(b), there are no claims, liabilities, investigations, litigation, administrative proceedings, whether pending or, to the Knowledge of the Seller, threatened, or judgments or orders relating to any Hazardous Materials (collectively called “Environmental Claims”) asserted or threatened against the Seller or relating to any real property currently or formerly owned, leased or otherwise Used by the Seller. Neither the Seller nor, to the Knowledge of the Seller, any prior owner, lessee or operator of said real property, has caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored or disposed of in a manner which could form the basis for an Environmental Claim against the Buyer. Except as set forth on Schedule 3.16(b), the Seller have not assumed any liability of any Person for cleanup, compliance or required capital expenditures in connection with any Environmental Claim.

(c) Except as set forth on Schedule 3.16(c): (i) no Hazardous Materials are or were stored or otherwise located, and no underground storage tanks or surface impoundments are or were located, on real property currently or formerly leased or Used in the Business or, to the Knowledge of the Seller, on adjacent parcels of real property, provided, however, that Schedule 3.16(c) does not list the routine use or storage of Hazardous Materials by Seller in the ordinary course of the Business where such materials have not been released or disposed to the environment except in accordance with the terms and conditions of the Permits listed on Schedule 3.16(a); and (ii) to the Knowledge of Seller no part of real property currently or formerly leased or Used in the Business or any part of adjacent parcels of real property, including the groundwater located thereon, is presently contaminated by Hazardous Materials.

(d) Except as set forth on Schedule 3.16(d), the Seller has been and is currently in compliance in all material respects with all applicable Environmental Laws, including obtaining and maintaining in effect all Permits required by applicable Environmental Laws.

3.17 Suppliers and Customers. Schedule 3.17 sets forth (i) the ten principal suppliers of the Business during fiscal year 2003, together with the dollar amount of goods purchased by the Business from each such supplier during such period, and (ii) the ten principal customers of the Business during fiscal year 2003, together with the dollar amount of goods and/or services sold by the Business to each such customer during such period. Except as otherwise set forth in Schedule 3.17, the Seller maintains good relations with all suppliers and customers listed or required to be listed in Schedule 3.17 as well as with governments, partners, and other parties with whom the Seller has significant relations, and no such party has canceled, terminated or made any written threat to the Seller to, and Seller has no reasonable belief that such party will, cancel or otherwise terminate its relationship with the Seller or materially decrease its services or supplies to the Seller or its direct or indirect purchase or usage of the products or services of the Business.

3.18 Absence of Certain Business Practices. Neither the Seller, nor any other Affiliate or agent of the Seller, nor any other Person acting on behalf of or associated with the Seller, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier, or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the Business (or assist the Seller in connection with any actual or proposed transaction); in each case which may subject the Business to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

3.19 Products, Services and Authorizations.

(a) There are no claims existing or, to the Knowledge of the Seller, threatened under or pursuant to any warranty, whether express or implied, on products or services sold by the Business. There are no claims existing and, to the knowledge of Seller, there is no basis for any claim against the Seller for injury to persons, animals or property as a result of the sale, distribution or manufacture of any product or performance of any service by the Seller, including, but not limited to, claims arising out of the defective or unsafe nature of its products or services.

(b) Set forth on Schedule 3.19(b) is a list of all authorizations, consents, approvals, franchises, licenses and permits required by any Person (other than a Governmental Authority) for the operation of the Business as presently operated (the “Other Person Authorizations”). All of the Other Person Authorizations have been duly issued or obtained and are in full force and effect, and the Seller is in compliance in all material respects with the terms of all the Other Person Authorizations except where the failure would not have a material adverse effect on the Business. To the Knowledge of the Seller, the Other Person Authorizations can be renewed by the appropriate Person in the ordinary course. Except as set forth on Schedule 3.19(b), each of the Other Person Authorizations may be assigned and transferred to the Buyer in accordance with this Agreement and will continue in full force and effect thereafter, in each case without (i) the occurrence of any breach, default or forfeiture of rights thereunder, or (ii) the consent, approval, or act of, or the making of any filings with, any Person.

3.20 Transactions With Affiliates. Except (i) as set forth on Schedule 3.20, and (ii) for normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, and participation in scheduled Plans or Benefit Programs and Agreements by employees, since January 1, 2003, the Seller has not purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with any of its officers or members or any of their respective Affiliates. Except as set forth on Schedule 3.20, none of the Seller’s members nor any other Affiliate of the Seller is indebted to the Seller for money borrowed or other loans or advances, and the Seller is not indebted to any such Affiliate.

3.21 Other Information. The information furnished by the Seller to Buyer pursuant to this Agreement (including, without limitation, information contained in the exhibits hereto, the Schedules identified herein, the instruments referred to in such Schedules and the certificates and other documents to be executed or delivered pursuant hereto by the Seller at or prior to the Closing) is not, nor at the Closing will be, false or misleading in any material respect, and does not contain, and at the Closing will not contain, any misstatement of material fact.

3.22 Disclaimers. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, THE ASSETS ARE TO BE TRANSFERRED “AS IS, WHERE IS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO LIABILITIES, OPERATIONS OF THE ASSETS, CONDITION, VALUE OR QUALITY OF THE ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ASSETS AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller that:

4.1 Corporate Existence and Qualification. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware; has the power to own, manage, lease and hold its properties and to carry on its business as and where such properties are presently located and such business is presently conducted; and is duly qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions where the character of its properties or the nature of its business requires it to be so qualified.

4.2 Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by Buyer and Buyer has all requisite power and legal capacity to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by Buyer in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements to which it is a party. The execution and delivery of this Agreement and the Collateral Agreements and the performance of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all action necessary on behalf of Buyer. This Agreement and each Collateral Agreement to which Buyer is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium, or similar laws and judicial decisions from time to time in effect which affect creditors’ rights generally.

4.3 No Default or Consents. Except as otherwise set forth in Schedule 4.3, neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:

(i) violate or conflict with any of the terms, conditions or provisions of Buyer’s certificate of formation or operating agreement;

(ii) violate any Legal Requirements applicable to Buyer;

(iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any contract or Permit applicable to Buyer;

(iv) result in the creation of any lien, charge or other encumbrance on any property of Buyer; or

(v) require Buyer to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.

4.4 No Proceedings. No suit, action or other proceeding is pending or, to Buyer’s knowledge, threatened before any Governmental Authority seeking to restrain Buyer or prohibit its entry into this Agreement or prohibit the Closing, or seeking Damages against Buyer or its properties as a result of the consummation of this Agreement.

4.5 Financing. Buyer has received the financing commitments attached to Schedule 4.5 (the “Commitments”). The Commitments are complete and correct copies of all financing commitments received by Buyer and currently in effect in connection with the transactions contemplated by this Agreement. The Commitments are sufficient, assuming the transactions contemplated thereby are consummated in accordance with their terms, to enable Buyer to pay the Purchase Price as provided herein. Based on the Buyer’s current plans for the Business, the Buyer believes that the Commitments will be sufficient to operate the Business after Closing for at least eighteen (18) months.

ARTICLE V

OBLIGATIONS PRIOR TO CLOSING

From the date of this Agreement through the Closing:

5.1 Buyer’s Access to Information and Properties. The Seller shall permit Buyer and its authorized employees, agents, accountants, legal counsel and other representatives to have access to the books, records, employees, counsel, accountants, engineers and other representatives of the Seller at all times reasonably requested by Buyer for the purpose of conducting an investigation of the Seller’s financial condition, corporate status, operations, prospects, business and Properties. The Seller shall make available to Buyer for examination and reproduction all documents and data of every kind and character relating to the Business in possession or control of, or subject to reasonable access by, the Seller, including, without limitation, all files, records, data and information relating to the Properties (whether stored in paper, magnetic or other storage media) and all agreements, instruments, contracts, assignments, certificates, orders, and amendments thereto. Also, the Seller shall allow Buyer access to, and the right to inspect, the Properties, except to the extent that such Properties are operated by a third-party operator, in which case the Seller shall use its reasonable commercial efforts to cause the operator of such Properties to allow Buyer access to, and the right to inspect, such Properties.

5.2 Conduct of Business and Operations. The Seller shall keep Buyer advised as to all material operations and proposed material operations relating to the Business. The Seller shall (a) conduct the Business in the ordinary course, (b) use its reasonable commercial efforts to keep available the services of present employees of the Business and preserve the present relationships of the Seller with Persons having significant business relations therewith, (c) maintain and operate the Properties consistent with past practice, (d) pay or cause to be paid all costs and expenses (including but not limited to insurance premiums) incurred in connection therewith in a timely manner, (e) use reasonable commercial efforts to keep all Contracts listed or required to be listed on Schedule 3.12 in full force and effect, (f) comply in all material respects with all of the covenants contained in all such material Contracts, (g) maintain in force until the Closing Date insurance policies equivalent to those in effect on the date hereof, and (h) comply in all material respects with all applicable Legal Requirements.

5.3 General Restrictions. Except as otherwise expressly permitted in this Agreement, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, the Seller shall not:

(i) merge into or with, or consolidate with, any other limited liability company or corporation or acquire the business or assets of any Person;

(ii) purchase any securities of any Person;

(iii) create, incur, assume, guarantee or otherwise become liable or obligated with respect to any indebtedness, or make any loan or advance to, or any investment in, any Person, except in each case in the ordinary course of business;

(iv) make any change in any existing election, or make any new election, with respect to any tax law in any jurisdiction which such election (or change) could have an effect on the tax treatment of the Business;

(v) enter into, amend or terminate any material agreement applicable to the Business;

(vi) sell, transfer, lease, mortgage, encumber or otherwise dispose of, or agree to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties except (a) in the ordinary course of business, or (b) pursuant to any agreement specified in Schedule 3.12;

(vii) settle any material claim or litigation, or file any material motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

(viii) other than in the ordinary course of business consistent with past practices, incur or approve, or enter into any agreement or commitment to make, any expenditures in excess of $10,000 per calendar quarter in the aggregate (other than those required pursuant to any agreement specified in Schedule 3.12);

(ix) maintain its books of account other than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles and on a basis consistent with prior periods or make any change in any of its accounting methods or practices;

(x) accelerate or delay collection of any notes or accounts receivable of the Business in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practices;

(xi) delay or accelerate payment of any accrued expense, trade payable or other liability of the Business beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practices;

(xii) allow the levels of inventory of the Business to vary in any material respect from the levels customarily maintained subject to the impact of customer orders in the ordinary course of business;

(xiii) adopt any Plan or Benefit Program or Agreement applicable to the Business or increase the compensation payable to any employee of the Business (including, without limitation, any increase pursuant to any bonus, profit-sharing or other incentive plan or commitment);

(xiv) engage in any one or more material activities or transactions in connection with the Business outside the ordinary course of business;

(xv) enter into any transaction or make any commitment which would result in any of the representations, warranties or covenants of the Seller contained in this Agreement not being true and correct after the occurrence of such transaction or event; or

(xvi) commit to do any of the foregoing.

5.4 Notice Regarding Changes. The Seller shall promptly inform Buyer in writing of any change in facts and circumstances that would render any of the representations and warranties made herein by the Seller inaccurate or misleading if such representations and warranties had been made upon the occurrence of the fact or circumstance in question. The Buyer shall promptly inform the Seller in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by it inaccurate or misleading if such representations and warranties had been made upon the occurrence of the fact or circumstance in question.

5.5 Ensure Conditions Met. Subject to the terms and conditions of this Agreement, each party hereto shall use all reasonable commercial efforts to take or cause to be taken all actions and do or cause to be done all things required under applicable Legal Requirements in order to consummate the transactions contemplated hereby, including, without limitation, (i)

obtaining all Permits, authorizations, consents and approvals of any Governmental Authority or other Person which are required for or in connection with the consummation of the transactions contemplated hereby and by the Collateral Agreements, (ii) taking any and all reasonable actions necessary to satisfy all of the conditions to each party’s obligations hereunder as set forth in Article VI, and (iii) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such party on or prior to the Closing; provided, however, that Seller shall have no obligation to make any payment or assume any liabilities or obligations to satisfy this Section 5.5.

5.6 Employee Matters.

(a) Effective as of 12:01 a.m., local time, on the day after the Closing Date, the employment by the Seller of the employees listed on Schedule 5.6 shall terminate and the Buyer shall offer, and shall be deemed to have offered, employment to each individual whose employment was so terminated (each a “Continuing Employee” and together the “Continuing Employees”), effective at 12:01 a.m., local time, on the day after the Closing Date or, in the case of a Continuing Employee not actively at work on the Closing Date on account of a disability, on the day such employee reports for work after termination of such disability, upon substantially the same terms and conditions with substantially the same duties and responsibilities, at substantially the same rate of pay as in effect on the Closing Date with respect to such individual’s employment by the Seller. The Seller shall retain responsibility for the payment of any employee benefits or entitlement, including base compensation, overtime pay, accrued vacation, sick and holiday time, severance pay, and other accrued benefits, to any Continuing Employee accrued through the Closing Date pursuant to any Plan, Benefit Program or Agreement, or law or regulation.

(b) The parties acknowledge that the transactions provided for in this Agreement may result in obligations on the part of the Seller and one or more of the Plans that is a welfare benefit plan (within the meaning of Section 3(1) of ERISA) to comply with the health care continuation requirements of Part 6 of Title 1 of ERISA and Code Section 4980B, as applicable. The parties expressly agree that Buyer and Buyer’s benefit plans shall have no responsibility for compliance with such health care continuation requirements (i) for qualified beneficiaries who previously elected to receive continued coverage under the Seller’s ERISA benefit plans or who between the date of this Agreement and the Closing Date elect to receive continued coverage, or (ii) with respect to those employees or former employees of the Seller who may become eligible to receive such continued coverage as a result of the transactions provided for in this Agreement.

(c) Except as specifically set forth in this Agreement or in the Transition Services Agreement: (i) the Buyer shall not be obligated to assume, continue or maintain any of the Plans or Benefit Programs or Agreements; (ii) no assets or liabilities of the Plans shall be transferred to, or assumed by, the Buyer or the Buyer’s benefit plans; and (iii) the Seller shall be solely responsible for funding and/or paying any benefits under any of the Plans or Benefit Programs or Agreements, including any termination benefits and other employee entitlements accrued under such plans by or attributable to employees of the Seller prior to the Closing Date.

(d) Nothing in this Agreement, express or implied, shall confer upon any Continuing Employee, or any representative of any such Continuing Employee, any rights or remedies, including any right to employment or continued employment for any period, of any nature whatsoever.

(e) The Seller shall permit Buyer to contact and make arrangements with the employees of the Business for the purpose of assuring their continued employment by the Buyer after the Closing and for the purpose of ensuring the continuity of the Business, and the Seller agrees not to discourage any such employees from consulting with Buyer.

(f) The Seller shall use its reasonable commercial efforts to keep available the services of the present employees of the Business through the Closing Date.

(g)

5.7 Environmental Due Diligence. As part of its general due diligence review of the assets, properties, books and records of the Business, Buyer shall be entitled at its expense to conduct prior to Closing an environmental assessment of the Leased Premises (hereinafter referred to as “Environmental Due Diligence”) limited in accordance with the terms and conditions of this section.

(a) Phase I Investigations. Within ten (10) business days after the date of execution of this Agreement, Seller shall provide Buyer with a copy of the Phase I Environmental Report prepared by Seacor International, Inc. dated February 7, 1995, which report previously was provided to Seller by the landlord of the Leased Premises. After review of the Phase I Environmental Report and the update, Buyer may, but is not required to, conduct its own Phase I Environmental Assessment of the Leased Premises in accordance with the ASTM Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment (E-1527). The Buyer’s Phase I Environmental Assessment may include a visual examination of the Leased Premises and any structures, facilities or equipment located thereon, review of pertinent records (including but not limited to off-site waste disposal records and manifests related to Seller’s use of the Leased Premises), and review of other environmental permits, licenses, and documents relating to Seller’s conduct of the Business in the Leased Premises. The Buyer’s Phase I Environmental Assessment shall not include the taking of any soil samples, ground or surface water samples, material testing, or any other invasive sampling or analysis.

If the Buyer’s Phase I Environmental Assessment identifies any Recognized Environmental Conditions as that term is defined by ASTM Standard Practice E-1527 (“RECs”), then Buyer shall promptly notify the Seller in writing prior to Closing, and shall provide Seller with a detailed description of all such RECs, together with a proposed Scope of Work for addressing all such identified matters. If the Buyer’s Phase I Environmental Assessment does not identify any RECs, then Buyer’s Environmental Due Diligence shall be deemed complete.

(b) Seller’s Environmental Work. If the Buyer provides Seller with a notice regarding RECs and a proposed Scope of Work, then Seller, in its sole discretion, shall have the option of proceeding as follows: (i) Seller shall agree to undertake at its expense corrective action or other remediation to address the identified RECs, subject to Buyer’s reasonable review and approval of the work; or (ii) Seller may decline to undertake corrective action or other remediation to address the identified RECs. If Seller elects to address the identified RECs under (i), then Buyer’s Environmental Due Diligence shall be deemed complete. If Seller declines to address the identified RECs under (ii), then Buyer, in its sole discretion, may (A) terminate this Agreement; (B) waive its Environmental Due Diligence and proceed to Closing; or (C) elect to undertake at its expense corrective action or other remediation to address the identified RECs, subject to Buyer first obtaining from Seller and the current owner of the Leased Premises appropriate permission and access to undertake any such work, including commercially reasonable provisions regarding insurance and site restoration.

(c) Notwithstanding anything to the contrary set forth in this Section 5.7, Seller agrees that it will be obligated to proceed, and will proceed, under subsection (b)(i) above if the reasonable estimated cost of undertaking Buyer’s proposed Scope of Work is $75,000 or less, and provided that Seller is first able to obtain from the current owner of the Leased Premises appropriate permission and access to undertake any such work.

5.8 Survey. The Seller will cooperate with Buyer if Buyer elects in its sole discretion to obtain at Buyer’s expense an as-built plat or survey of the Leased Premises (the “Survey”) prepared by a registered land surveyor or engineer, licensed in the state in which such property is located, dated on or after the date hereof, certified to Buyer, and such other entities as Buyer may designate in writing to the Seller prior to the Closing, and conforming to current ALTA Minimum Detail Requirements for Land Title Surveys. The Survey shall show access from the land to dedicated roads and shall include a flood plain certification. The Survey may be a recertification of a prior survey; provided, that it meets the above-described criteria.

5.9 No Shop. From the date of this Agreement until the earlier of (i) the Closing Date, or (ii) the termination of this Agreement, the Seller shall not, and the Seller shall cause the Seller’s members, officers, employees and other agents not to, directly or indirectly, take any action to solicit, initiate or encourage any offer or proposal or indication of interest in a merger, consolidation or other business combination involving any equity interest in, or a substantial portion of the assets of, the Business, other than in connection with the transactions contemplated by this Agreement. The Seller shall immediately advise Buyer of the terms of any offer, proposal or indication of interest that it receives or otherwise becomes aware of.

5.10 Name Change. The Seller hereby represents, warrants and covenants to the Buyer that the corporate name of the Seller is as set forth on the signature page hereof and further agrees and acknowledges that such name is included with the Assets and that the exclusive right to use such name will be transferred to the Buyer on the Closing Date along with other trade names used by the Seller in connection with the Business; provided however, that (i) the Assets shall not include and Buyer shall not acquire any right to use any name owned or used by K&S (or any other entity that K&S controls) other than “Flip Chip Technologies”, “Ultra CSP”, “Polymer Collar”, and “Spheron WLP” and (ii) Buyer shall not refer to K&S (or any other entity that K&S controls) in any way. The Seller shall, concurrently with the Closing, file an appropriate amendment to its Certificate of Formation changing its name to a name which is in no way similar to the name set forth on the signature page hereof and shall furnish such written consents and assignments as the Buyer shall hereafter reasonably request in connection with such name change.

ARTICLE VI

CONDITIONS TO SELLER’S AND BUYER’S OBLIGATIONS

6.1 Conditions to Obligations of the Seller. The obligations of the Seller to carry out the transactions contemplated by this Agreement are subject, at the option of the Seller, to the satisfaction, or waiver by the Seller, of the following conditions:

(a) All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing except to the extent they expressly refer to another date, and Buyer shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing.

(b) Buyer shall have furnished the Seller with a certified copy of all necessary action on its behalf approving its execution, delivery and performance of this Agreement.

(c) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by or on behalf of the Seller) shall be pending or threatened before any Governmental Authority seeking to restrain the Seller or prohibit the Closing or seeking Damages against the Seller as a result of the consummation of this Agreement.

(d) Buyer shall have executed the Collateral Agreements.

(e) Buyer and the owner of the Leased Premises shall have executed the Assignment and Assumption of Lease Agreement.

(f) Buyer shall have executed the Standby Letter of Credit Agreement.

(g) Buyer shall have delivered the Letter of Credit to the Seller.

(h) Buyer shall have received all Permits required to operate the Business.

(i) All proceedings to be taken by the Buyer in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller and said counsel shall have received all such counterpart originals or certified or other copies of such documents as it or they may reasonably request.

6.2 Conditions to Obligations of Buyer. The obligations of Buyer to carry out the transactions contemplated by this Agreement are subject, at the option of Buyer, to the satisfaction, or waiver by Buyer, of the following conditions:

(a) All representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing, and the Seller shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by it at or prior to the Closing.

(b) The Seller shall have furnished Buyer with a certified copy of all necessary corporate and other action (including, to the extent necessary, the approval of K&S and Holdings and their respective stockholders) approving the Seller’s execution, delivery and performance of this Agreement.

(c) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by or on behalf of Buyer) shall be pending or threatened before any court or governmental agency seeking to restrain Buyer or prohibit the Closing or seeking Damages against Buyer or the Assets as a result of the consummation of this Agreement.

(d) Seller shall have executed the Collateral Agreements.

(e) Seller, K&S, and the owner of the Leased Premises shall have executed the Assignment and Assumption of Lease Agreement.

(f) Except for matters disclosed in Schedule 3.8(a), since September 30, 2003 and up to and including the Closing, there shall not have been any event, circumstance, change or effect that, individually or in the aggregate, had or would reasonably be expected to have a material adverse effect on the operations, Properties or financial condition of the Business.

(g) The Buyer shall have received the opinion of Drinker Biddle & Reath LLP, counsel to the Seller (“Seller Counsel”), dated as of the Closing Date, addressed to the Buyer and in form and substance reasonably satisfactory to the Buyer, to the effect set forth on Exhibit J hereto. In rendering such opinion, Seller Counsel may rely as to factual matters on certificates of officers, directors and shareholders of the Seller and on certificates of governmental officials.

(h) All agreements, commitments and understandings between the Seller and any Affiliate of the Seller shall have been terminated in all respects on terms reasonably satisfactory to Buyer, and all obligations, claims or entitlements thereunder shall be unconditionally waived and released by such Affiliates and written evidence thereof reasonably satisfactory in form and substance to Buyer shall have been delivered to Buyer.

(i) Buyer shall have received written evidence, in form and substance satisfactory to Buyer, of the consent to the transactions contemplated by this Agreement of all governmental, quasi-governmental, and private third parties (including, without limitation, persons or other entities leasing real or personal property to the Business) where the absence of any such consent would result in a violation of law or a breach or default under any Contract listed or required to be listed on Schedule 3.12. Without limiting the generality of the foregoing, Buyer shall have received written evidence, in form and substance satisfactory to Buyer, of the consents set forth on Schedule 6.2(i).

(j) All proceedings to be taken by the Seller, K&S, and Holdings in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyer and its counsel, and Buyer and said counsel shall have received all such counterpart originals or certified or other copies of such documents as it or they may reasonably request.

(k) The funding shall have occurred pursuant to the terms of the Commitments.

(l) No proceeding in which the Seller shall be a debtor, defendant or party seeking an order for its own relief or reorganization shall have been brought or be pending by or against the Seller under any United States or state bankruptcy or insolvency law.

(m) Seller shall have executed the Standby Letter of Credit Agreement.

ARTICLE VII

POST-CLOSING OBLIGATIONS

7.1 Further Assurances. Following the Closing, the Seller and the Buyer shall execute and deliver such documents, provide access to records, results, and properties, provide any necessary consents and/or assignments, and take such other action, as shall be reasonably requested by Buyer, Seller or any other party hereto to carry out the commitments and transactions contemplated by this Agreement, including without limitation, the fulfillment of any reporting obligations under any applicable laws and/or the provision of information to fulfill any ongoing contractual obligation under Schedule 3.12. All Confidential Information (as defined herein) obtained under this Section 7.1 shall be subject to the provisions of Section 9.2 hereunder.

7.2 Publicity. None of the parties hereto shall issue or make, or cause to have issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval of the form and substance thereof by each of the other parties, which approval shall not be unreasonably withheld or delayed unless required by law or Nasdaq.

7.3 Post-Closing Indemnity by the Seller. Subject to the provisions of Section 9.1, from and after the Closing, the Seller shall indemnify and hold harmless Buyer and its Affiliates, directors, officers and employees from and against any and all Damages to the extent arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by the Seller in this Agreement or in any document or certificate delivered by the Seller at the Closing pursuant hereto, (ii) the Excluded Assets, and (iii) the existence of any liabilities or obligations of the Seller (whether accrued, absolute, contingent, known or unknown, or otherwise, and whether or not of a nature appropriate for inclusion in a balance sheet in accordance with GAAP) other than the obligations to be assumed pursuant to Section 1.1(c) hereof. Any payment made to Buyer by the Seller pursuant to the indemnification obligations under this Section 7.3 shall constitute a reduction in the Purchase Price hereunder.

7.4 Post-Closing Indemnity by Buyer. Subject to the provisions of Section 9.1, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates, officers, directors and shareholders from and against any and all Damages arising out of, resulting from, or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants, and agreements made by Buyer in this Agreement or in any document or certificate delivered by the Buyer at the Closing pursuant hereto, and (ii) the Assumed Obligations, and (iii) the operation by Buyer of the Business subsequent to the Closing.

7.5 Non-Competition, Non-Solicitation and Non-Disclosure.

(a) General. Subject to Section 7.5(c), in consideration of the payment of the Purchase Price, and in order to induce the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Seller, K&S, and Holdings hereby acknowledges that it is a beneficiary of the Purchase Price payments and each of the Seller, K&S, and Holdings hereby severally covenants and agrees as follows:

(i) Subject to Section 7.5(c), and without the prior written consent of the Buyer, each such party shall not, for a period of five (5) years from and after the Closing Date (A) directly or indirectly acquire or own in any manner any interest in any person, firm, partnership, corporation, association or other entity which engages in the Restricted Business anywhere in the world (the “Territory”), or (B) provide any FOC Flip Chip Services (as defined herein) or any Ultra CSP Services (as defined herein) (collectively, the “Restricted Business”) anywhere in the Territory; provided, however, that nothing herein shall be deemed to prevent such party from acquiring through market purchases and owning, solely as an investment, less than three percent in the aggregate of the equity securities of any class of any issuer whose shares are registered under §12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, and are listed or admitted for trading on any United States national securities exchange or are quoted on the National Association of Securities Dealers Automated Quotation System, or any similar system of automated dissemination of quotations of securities prices in common use, so long as such party is not a member of any “control group” (within the meaning of the rules and regulations of the United States Securities and Exchange Commission) of any such issuer. Such party acknowledges and agrees that the covenants provided for in this Section 7.5(a) are reasonable and necessary in terms of time, area and line of business to protect the Trade Secrets of the Business. Such party further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the Buyer’s legitimate business interests, which include its interests in protecting the Buyer’s (i) valuable confidential business information, (ii) substantial relationships with customers throughout the world, and (iii) customer goodwill associated with the ongoing Business. Each such party expressly authorizes the enforcement of the covenants provided for in this Section 7.5(a) by (A) the Buyer and its subsidiaries, (B) the Buyer’s permitted assigns, and (C) any successors to the Buyer’s business. To the extent that the covenants provided for in this Section 7.5(a) may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision. The provision as modified shall then be enforced.

(ii) Without the prior consent of Buyer, each such party shall not for a period of five (5) years from the Closing Date, directly or indirectly, for itself or for any other person, firm, corporation, partnership, association or other entity (including Seller), attempt to employ or enter into any contractual arrangement with any employee or former employee of the Business, unless such employee or former employee has not been employed by the Business for a period in excess of nine months, provided that this shall not apply to solicitations not targeted at such employee.

(b) Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach or violation by a party of any or all of the covenants and agreements contained in this Section 7.5 may cause irreparable harm and damage to Buyer in a monetary amount which may be virtually impossible to ascertain. As a result, each of the Seller, K&S, and Holdings recognizes and hereby acknowledges that Buyer shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in this Section 7.5 by any such party and/or its employees, officers, directors, associates, Affiliates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other rights or remedies the Buyer may possess hereunder, at law or in equity. Nothing contained in this Section 7.5 shall be construed to prevent Buyer from seeking and recovering from a party damages sustained by it as a result of any breach or violation by such party of any of the covenants or agreements contained herein.

(c) Permitted Activities. Notwithstanding anything herein to the contrary, Buyer acknowledges that: (i) Seller, K&S and Holdings may design, manufacture, market and/or sell (A) bonding equipment (including wire and flip chip bonding equipment and spare parts), (B) packaging materials (including “underfill” used in the flip chip devices) and expendable tools for the semiconductor assembly market (including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, which includes those used in flip chip semiconductors), and (C) test interconnect products (fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing) thereby providing electrical connections to automatic test equipment and test sockets used to test the final semiconductor package (package or final testing), which includes the testing of flip chip devices); the design, manufacture, marketing and/or sale of which may be in competition with Buyer, (ii) if K&S is acquired (by purchase of assets or stock, or by merger or otherwise) by an unrelated third-party, such third-party may compete with Buyer in the Restricted Business anywhere in the Territory and may seek in competition with Buyer in the Restricted Business to procure orders from or do business with any customer of Buyer in the Restricted Business anywhere in the Territory so long as such activities are not performed, directly or indirectly, by or through Seller, K&S and/or Holdings, and (iii) Seller, K&S, and /or Holdings may acquire (by purchase of assets or stock, or by merger or otherwise) any entity engaged in the Restricted Business within the Territory (the “Acquired Restricted Business”), provided that (a) Seller, K&S, and/or Holdings, as applicable, divests itself of, or has otherwise ceased the operation of, the Restricted Business within ninety (90) days after the date of the closing of such acquisition, and (b) Seller, K&S, and Holdings are all in compliance with this Agreement. Notwithstanding anything herein to the contrary, Buyer acknowledges that none of the above activities permitted by this Section 7.5(c) shall be, or deemed to be, a breach of Seller’s, K&S’s or Holding’s covenants contained in Section 7.5.

7.6 Delivery of Property Received by the Seller After Closing. From and after the Closing, Buyer shall have the right and authority to collect, for the account of Buyer, all receivables and other items which shall be transferred or are intended to be transferred to Buyer as part of the Assets as provided in this Agreement, and to endorse with the name of the Seller any checks or drafts received on account of any such receivables or other Assets. The Seller agrees that it will transfer or deliver to Buyer, promptly after the receipt thereof, any cash or other property which the Seller receives after the Closing Date in respect of any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, receivables of any character or any other items transferred or intended to be transferred to Buyer as part of the Assets under this Agreement.

7.7 Buyer Appointed Attorney for the Seller. Effective at the Closing Date, the Seller hereby constitutes and appoints Buyer, and Buyer’s successors and assigns, its true and lawful attorney, in the name of either Buyer or the Seller (as Buyer shall determine in its sole discretion), (a) to institute and prosecute all proceedings which Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Assets as provided for in this Agreement; (b) to defend or compromise any and all actions, suits or proceedings in respect of any of the Assets, and in respect of the Assets to do all such acts and things in relation thereto as Buyer shall reasonably deem advisable; and (c) to take all action that Buyer may reasonably deem proper in order to provide for Buyer the benefits under any of the Assets where any required consent of another party to the sale or assignment thereof to Buyer pursuant to this Agreement shall not have been obtained. The Seller acknowledges that the foregoing powers are coupled with an interest and shall be irrevocable. Buyer shall be entitled to retain for its own account any amounts respecting the Assets collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

7.8 Assignment of Contracts. At the option of Buyer, and notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment of any claim, contract, Permit, license, franchise, lease, commitment, sales order, sales contract, supply contract, service agreement, purchase order or purchase commitment if an attempted assignment thereof without the consent of a third party thereto would constitute a breach thereof or in any way adversely affect the rights of Seller or Buyer thereunder. If such consent is not obtained, or if any attempt at an assignment thereof would be ineffective or would affect the rights of the Seller thereunder so that Buyer would not in fact receive all such rights, the Seller shall cooperate with Buyer to the extent necessary to provide for Buyer the benefits under such claim, contract, license, franchise, lease, commitment, sales order, sales contract, supply contract, service agreement, purchase order or purchase commitment, including enforcement for the benefit of Buyer of any and all rights of the Seller against a third party thereto arising out of the breach or cancellation by such third party or otherwise.

7.9 Employees. If the Buyer fails to be in compliance with the WARN Obligations because Buyer employs too few of the employees of the Business, the Buyer and its Affiliates shall be jointly and severally responsible for any and all WARN Obligations and shall defend, indemnify and hold harmless Seller with respect to any and all WARN Obligations. The Buyer, and not the Seller, shall be responsible for any and all liability and/or obligations that may arise from or relate to the termination from employment, after the Closing, of any employee hired by Buyer as contemplated by Section 5.6.

7.10 Satisfaction of Payables. Buyer hereby agrees to satisfy and discharge, as the same shall become due, all trade accounts payable assumed pursuant to Section 1.1(d) of this Agreement.

7.11 Reimbursement for Employee-Related Expenses. Buyer shall reimburse Seller for all claims incurred by any Continuing Employee that are incurred on or after the Closing Date with respect to Seller’s medical and prescription drug coverage. Buyer shall reimburse Seller for the amount of such claims within 10 days of Buyer’s receipt of such claims from Seller.

ARTICLE VIII

TAX MATTERS

8.1 Representations and Obligations Regarding Taxes. The Seller represents and warrants to and agrees with the Buyer as follows:

(a) Except as set forth on Schedule 8.1(a), the Seller (which solely for purposes of this Section 8.1 shall include any corporation that at any time has been a subsidiary of the Seller) has filed all material Tax Returns that they were required to file that relate to the Seller. All such material Tax Returns that relate to the Seller were correct and complete in all respects. Except as set forth on Schedule 8.1(a), all material Taxes owed by the Seller (whether or not shown on any material Tax Return and whether or not any material Tax Return that relates to the Seller was required) have been paid. The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a taxing authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of the Seller that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due.

(b) The Seller has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) No director or officer (or employee responsible for Tax matters) of the Seller expects any taxing authority to assess any additional material Taxes relating to the Seller for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of the Seller relating to the Seller either (i) claimed or raised by any taxing authority in writing or (ii) as to which any of the directors or officers (or employees responsible for Tax matters) of the Seller have actual knowledge (after reasonable investigation) based upon personal contact with any agent of such taxing authority. Except as set forth on Schedule 8.1(c), no issue relating to Taxes relating to the Seller has been raised in writing by a taxing authority during any pending audit or examination, and no issue relating to Taxes relating to the Seller was raised in writing by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period.

(d) The Seller has not waived any statute of limitations in respect of Taxes relating to the Seller or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) All material elections with respect to Taxes affecting the Seller is disclosed or attached to a Tax Return of the Seller.

(f) The Seller has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under section 280G of the Internal Revenue Code.

(g) Seller and Buyer shall apportion all taxes on personal property with respect to the Business on the basis of (i) the assessed value of the personal property for the taxable year beginning January 1, 2004 and ending December 31, 2004 and (ii) the number of days the Seller and Buyer hold the personal property during such taxable year. Seller and Buyer shall cooperate in assuring that the taxes on the personal property with respect to the Business are timely paid and other necessary arrangements are carried out so that the taxes on such personal property relating to periods of time on or after the Closing Date shall be billed directly to Buyer. Seller and Buyer shall fully cooperate, including during times of audit by taxing authorities, to avoid payment of duplicate or inappropriate taxes of any kind or description that relate to the personal property of the Business.

8.2 Indemnification for Taxes.

(a) The Seller hereby agrees to indemnify Buyer and its Affiliates (each herein sometimes referred to as an “Indemnified Taxpayer”) against, and agree to protect, save and hold harmless each Indemnified Taxpayer from, any and all claims, Damages, deficiencies and losses and all expenses, including, without limitation, attorneys’, accountants’ and experts’ fees and disbursements (all herein referred to as “Losses”) resulting from:

(i) A claim by any taxing authority for (A) any Taxes of the Business allocable to any period ending on or prior to the Closing Date, and (B) any Taxes of the Seller; or

(ii) Any misrepresentation or breach of any representation, warranty or obligation set forth in this Article VIII.

(b) Subject to the resolution of any Tax contest pursuant to Section 8.2(c), upon notice from Buyer to the Seller that an Indemnified Taxpayer is entitled to an indemnification payment for a Loss pursuant to Section 8.2(a), the Seller shall thereupon pay to the Indemnified Taxpayer an amount that, net of any Taxes imposed on the Indemnified Taxpayer with respect to such payment, will indemnify and hold the Indemnified Taxpayer harmless from such Loss.

(c) If a claim shall be made by any taxing authority that, if successful, would result in the indemnification of an Indemnified Taxpayer, the Indemnified Taxpayer shall promptly notify the Seller in writing of such fact; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Taxpayer except to the extent the rights of the indemnifying party are actually materially prejudiced.

(d) Anything to the contrary in this Agreement notwithstanding, the indemnification obligations of the Seller under this Article VIII shall survive the Closing until the end of the applicable statutes of limitations. With respect to any indemnification obligation for any Tax for which a taxing authority asserts a claim within 90 days before the end of the applicable statute of limitations, an Indemnified Taxpayer shall be treated as having provided timely notice to the Seller by providing written notice to the Seller on or before the 90th day after the Indemnified Taxpayer’s receipt of a written assertion of the claim by the taxing authority.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the Buyer when due, and the Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

8.3 Internal Revenue Service Forms. Seller and the Buyer agree that, pursuant to the “Alternative Procedure” provided in Section 5 of Revenue Procedure 96-60, 1996-2 C.B. 399, with respect to filing and furnishing Internal Revenue Service Forms W-2, W-3, and 941 (a) Seller shall report, and the Buyer shall report, on a “predecessor-successor” basis as set forth therein, (b) Seller shall be relieved from furnishing Forms W-2 to employees transferred, and (c) the Buyer shall assume the obligations of Seller to furnish such forms to such employees for the full 2003 calendar year.

ARTICLE IX

MISCELLANEOUS

9.1 Limitation on Liability.

(a) The representations, warranties, agreements, and indemnities of the Seller set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing except as expressly provided in Section 9.1(b).

(b) Unless the Seller shall have engaged in fraud or deliberate malfeasance (in which case no time limit shall apply), the Seller shall have no liability under the agreement to indemnify under clause (i) of Section 7.3 against breaches of the provisions of Sections 3.4 (clauses (b), (c), (d) and (e)), 3.5, 3.7 (clauses (a), (b), (d), and (e)), and 3.8 through 3.21 (collectively the “Business Indemnities”), in each case unless the Seller receives notice in writing from Buyer of Buyer’s claim under said indemnity on or before the date which is 90 days after the Closing Date. Said limitations shall not apply to any breaches of or obligations to comply with any of the other provisions of this Agreement, regardless of whether such breach or obligation also constitutes a breach or obligation under any of the provisions specifically listed in this Section 9.1(b).

(c) The Seller shall be obligated to indemnify as and to the extent set forth in Section 7.3 of this Agreement only if the aggregate of its liability under such indemnity obligations exceeds $50,000, it being understood that such $50,000 figure is to serve as a “trigger” for the indemnification and not as a “deductible” (for example, if the indemnity claims for which the Seller would, but for the provisions of this paragraph (c), be liable aggregate $75,000, the Seller would then be liable for the full $75,000, and not just $25,000). Unless Seller shall have engaged in fraud or deliberate malfeasance (in which case no dollar limit shall apply), Seller’s liability for all breaches of or inaccuracies in any of the representations or warranties in this Agreement or in any document (other than the Assignment of Lease or the Equipment Sublease) or certificate delivered by the Seller at the Closing pursuant to this Agreement (collectively, “Claims”) made prior to the first twelve-month anniversary of the Closing (“Year 1”), shall not exceed $2,000,000. If the aggregate amount of all Claims made during Year 1 exceeds $1,000,000, then Seller shall have no further indemnification obligations or liability under this Agreement related to breach or inaccuracy of a representation or warranty. If the aggregate amount of all Claims made during Year 1 is less than $1,000,000, then Sellers liability for Claims made after Year 1 and prior to the second twelve-month anniversary of the Closing (“Year 2”), shall not exceed $1,000,000 minus the amount of all Claims made during Year 1. If the aggregate amount of all Claims made during Year 1 and Year 2 exceeds $500,000, then Seller shall have no further indemnification obligations or liability under this Agreement related to breach or inaccuracy of a representation or warranty. If the aggregate amount of all Claims made during Year 1 and Year 2 is less than $500,000 then Seller’s liability for Claims made after Year 2 and prior to the third twelve-month anniversary of the Closing shall not exceed $500,000 minus the amount of all Claims made during Year 1 and Year 2. If it is finally determined that Seller is not responsible and does not pay for the amount due for any Claims used in the above calculation, then upon such determination, Seller’s limitation on liability as described above shall be recalculated to include such amount. In addition, unless the Seller shall have engaged in fraud or deliberate malfeasance (in which case no dollar limit shall apply), the aggregate liability of the Seller with respect to the Business Indemnities under this Agreement shall not exceed Three Hundred and Thirteen Thousand Two Hundred Dollars ($313,200.00). Seller shall have no liability to indemnify any claims received from Buyer after the date which is 3 years after the Closing Date.

The Buyer shall be obligated to indemnify as and to the extent set forth in Section 7.4 of this Agreement only if the aggregate of its liability under such indemnity obligations exceeds $50,000, it being understood that such $50,000 figure is to serve as a “trigger” for the indemnification and not as a “deductible” (for example, if the indemnity claims for which the Buyer would, but for the provisions of this paragraph (c), be liable aggregate $75,000, the Buyer would then be liable for the full $75,000, and not just $25,000). In addition, unless the Buyer shall have engaged in fraud or deliberate malfeasance (in which case no dollar limit shall apply), the aggregate liability of the Buyer with respect to the representations and warranties under this Agreement or in any document (other than the Assignment of Lease or the Equipment Sublease) or certificate delivered by the Buyer at the Closing pursuant to this Agreement shall not exceed Seven Hundred and Eighty Three Thousand Dollars ($783,000.00); provided, that said limitations shall not apply to any breaches of or obligations to comply with any of the other provisions of this Agreement, regardless of whether such breach or obligation also constitutes a breach or obligation under any of the provisions in this Section 9.1(c).

(d) For purposes of this Section 9.1(d), a party making a claim for indemnity under Section 7.3 is hereinafter referred to as an “Indemnified Party” and the party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” All claims by any Indemnified Party under Section 7.3 hereof shall be asserted and resolved in accordance with the following provisions. If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by such third party, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced or to the extent that any applicable period set forth in Section 9.1(b) has expired without such notice being given. After receipt by the Indemnifying Party of such notice, then upon reasonable notice from the Indemnifying Party to the Indemnified Party, or upon the request of the Indemnified Party, the Indemnifying Party shall defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary, including but not limited to the posting of such bond or other security as may be required by any Governmental Authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party. Upon request of the Indemnifying Party, the Indemnified Party shall, to the extent it may legally do so and to the extent that it is compensated in advance by the Indemnifying Party for any costs and expenses thereby incurred:

(i) take such action as the Indemnifying Party may reasonably request in connection with such action,

(ii) allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and

(iii) render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense.

(e) Notwithstanding anything herein to the contrary, the indemnity obligations shall be computed on an after-tax basis, and shall be net of all insurance recoveries, if any, and refunds, rebates and/or reductions of taxes, if any, resulting from the indemnity obligation and/or events giving rise thereto.

9.2 Confidentiality.

(a) Prior to the Closing, Buyer shall, and shall cause its Affiliates and its and their employees, officers, directors, members, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the Business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Buyer or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisors, (ii)information that is or becomes available to Buyer or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisors on a nonconfidential basis prior to its disclosure by Buyer or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisors, and (iii) information that is required to be disclosed by Buyer or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisors as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further, that Buyer promptly shall notify the Seller of any disclosure pursuant to clause (iii) of this

Section 9.2(a); and provided further, that the foregoing obligation of confidence shall not apply to the furnishing of information by Buyer in bona fide discussions or negotiations with prospective lenders. Prior to Closing, any confidential information or data now known or hereafter acquired by Buyer with respect to the Business shall be deemed a valuable, special and unique asset of the Seller that is received by Buyer in confidence and as a fiduciary, and Buyer shall remain a fiduciary to Seller with respect to all of such information until the Closing.

(b) The Seller shall, and shall cause its Affiliates and its and their respective employees, officers, directors, members, agents, accountants, legal counsel and other representatives and advisors to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the transactions contemplated by this Agreement, the Buyer or, from and after the Closing, the Business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by the Seller or its Affiliates or any of its or their respective employees, agents, accountants, legal counsel or other representatives or advisors, (ii) information that is or becomes available to the Seller or its Affiliates or any of its or their respective employees, agents, accountants, legal counsel or other representatives or advisors after the Closing on a nonconfidential basis prior to its disclosure by the Seller or its Affiliates or any of its or their respective employees, agents, accountants, legal counsel or other representatives or advisors and (iii) information that is required to be disclosed by the Seller or its Affiliates or any of its or their respective employees, agents, accountants, legal counsel or other representatives or advisors as a result of any applicable law, rule or regulation of any Governmental Authority or Nasdaq; and provided further, that the Seller shall promptly shall notify Buyer of any disclosure pursuant to clause (iii) of this Section 9.2(b).

(c) Any confidential information or data now known or hereafter acquired by such party with respect to the Business shall from and after the Closing be deemed a valuable, special and unique asset of the Buyer that is received by such party in confidence and as a fiduciary, and such party shall remain a fiduciary to the Buyer with respect to all of such information.

9.3 Brokers. Regardless of whether the Closing shall occur, (i) the Seller shall indemnify and hold harmless Buyer from and against any and all liability for any brokers or finders’ fees and/or costs arising with respect to brokers or finders retained or engaged by the Seller in respect of the transactions contemplated by this Agreement, and (ii) Buyer shall indemnify and hold harmless the Seller from and against any and all liability for any brokers’ or finders’ fees and/or costs arising with respect to brokers or finders retained or engaged by Buyer in respect of the transactions contemplated by this Agreement.

9.4 Costs and Expenses. Each of the parties to this Agreement shall bear its own expenses incurred in connection with the negotiation, preparation, execution and closing of this Agreement and the transactions contemplated hereby.

9.5 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another (herein collectively called “Notice”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

IF TO BUYER:	FlipChip International, LLC
2448 North Rose Street
Mesa, AZ 85213
Attention: Robert A. Forcier
Telecopy No.: (480) 890-8431

With a copy to (which shall not constitute notice):

Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, AZ 85016
Attention: Brian H. Blaney, Esq.
Telecopy No.: (602) 445-8100

IF TO THE SELLER:	Flip Chip Technologies, LLC
c/o Kulicke and Soffa Industries, Inc.
2101 Blair Mill Road
Willow Grove, PA 19090
Attention: C. Scott Kulicke
Telecopy No.: (215) 784-6002

With a copy to (which shall not constitute notice):

Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996
Attention: F. Douglas Raymond, III, Esq.
Telecopy No.: (215) 988-2757

Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered mail shall be effective upon actual receipt. Notice given by telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours. All Notices by telecopier shall be confirmed by the sender thereof promptly after transmission in writing by registered mail or personal delivery.

9.6 Governing Law. The provisions of this agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the state of Arizona (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction).

9.7 Dispute Resolution. If the parties should have a material dispute arising out of or relating to this Agreement or the parties’ respective rights and duties hereunder, then the parties will resolve such dispute in the following manner: (i) any party may at any time deliver to the others a written dispute notice setting forth a brief description of the issue for which such notice initiates the dispute resolution mechanism contemplated by this Section 9.7; (ii) during the forty-five (45) day period following the delivery of the notice described in Section 9.7(i) above, appropriate representatives of the various parties will meet and seek to resolve the disputed issue through negotiation, (iii) if representatives of the parties are unable to resolve the disputed issue through negotiation, then within thirty (30) days after the period described in Section 9.7(ii) above, the parties will refer the issue (to the exclusion of a court of law) to final and binding arbitration in Phoenix, Arizona in accordance with the then existing rules (the “Rules”) of the American Arbitration Association (“AAA”), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, however, that the law applicable to any controversy shall be the law of the state of Arizona, regardless of principles of conflicts of laws. In any arbitration pursuant to this Agreement, (i) discovery shall be allowed and governed by the Rules and (ii) the award or decision shall be rendered by a majority of the members of a Board of Arbitration consisting of three (3) members, one of whom shall be appointed by each of the respective parties and the third of whom shall be the chairman of the panel and be appointed by mutual agreement of said two party-appointed arbitrators. In the event of failure of said two arbitrators to agree within sixty (60) days after the commencement of the arbitration proceeding upon the appointment of the third arbitrator, the third arbitrator shall be appointed by the AAA in accordance with the Rules. In the event that either party shall fail to appoint an arbitrator within thirty (30) days after the commencement of the arbitration proceedings, such arbitrator and the third arbitrator shall be appointed by the AAA in accordance with the Rules. Nothing set forth above shall be interpreted to prevent the parties from agreeing in writing to submit any dispute to a single arbitrator in lieu of a three (3) member Board of Arbitration. Upon the completion of the selection of the Board of Arbitration (or if the parties agree otherwise in writing, a single arbitrator), an award or decision shall be rendered within no more than forty-five (45) days. Notwithstanding the foregoing, the request by either party for preliminary or permanent injunctive relief, whether prohibitive or mandatory, shall not be subject to arbitration and may be adjudicated only by the courts of the state of Arizona or the U.S. District Court in Arizona.

9.8 Representations and Warranties. Each of the representations and warranties of each of the parties to this Agreement shall be deemed to have been made, and the certificates delivered pursuant to clause (ii) of Section 2.2 and clause (ii) of Section 2.3 by a party are agreed to and shall be deemed to constitute the making of such representations and warranties again, at and as of the Closing (except to the extent that they expressly relate to or specify an earlier date) by and on behalf of the party on behalf of whom such certificates are delivered.

9.9 Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules attached hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Any condition specified in Section 6.2 may be waived by Buyer, provided that no such waiver will be effective unless it is set forth in a writing executed by Buyer or unless Buyer agrees to consummate the transactions contemplated by this Agreement without satisfaction of such condition. The consummation of the transactions contemplated by this Agreement without the satisfaction of Section 6.2 shall be deemed to be a waiver of Buyer’s rights to seek indemnification under Section 7.3 solely to the extent of any losses resulting from a breach by Seller of the representations and warranties contained in Article III for such breach which was disclosed in writing by Seller to Buyer in accordance with Section 2.2 prior to the Closing Date.

9.10 Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party; provided, however, that nothing herein shall prohibit the assignment of Buyer’s rights and obligations to any direct or indirect subsidiary or prohibit the assignment of Buyer’s rights (but not obligations) to any lender and Buyer shall remain liable. Nothing in this Agreement, express or implied, is intended to confer upon any Person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

9.11 Exclusive Remedies. In the absence of fraud or intentional misrepresentation, the indemnification rights of the Indemnified Parties set forth in Section 7.3 and Section 7.4 shall be the sole and exclusive rights and remedies of such indemnified parties for any breach of any representation in this Agreement.

9.12 No Withholding of Payments. The Seller specifically agrees that (a) any claims for indemnification by Buyer against the Seller hereunder may be satisfied by deducting and otherwise offsetting such claims against any amounts that might otherwise be payable by Buyer to Seller hereunder pursuant to the terms of the Purchase Price Escrow Agreement, and (b) to the extent that there remain unsatisfied indemnification claims after the deductions and set-offs described above, Buyer shall have full recourse against the Seller (including its assets of whatsoever kind or nature) for payment of such indemnification claims, subject to limits provided herein.

9.13 Exhibits and Schedules. The exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference.

9.14 Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.15 References and Construction.

(a) Whenever required by the context, and as used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification of the Person may require. References to monetary amounts, specific named statutes and generally accepted accounting principles are intended to be and shall be construed as references to United States dollars, statutes of the United States of the stated name and United States generally accepted accounting principles, respectively, unless the context otherwise requires.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledge that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

9.16 Survival. Any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.

9.17 Attorneys’ Fees. In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys’ fees (and sales taxes thereon, if any), including attorneys’ fees for any appeal, and costs incurred in bringing such suit or proceeding.

9.18 Risk of Loss. Prior to the Closing, the risk of loss of damage to, or destruction of, any and all of the Assets, including without limitation the Properties, shall remain with the Seller, and the legal doctrine known as the “Doctrine of Equitable Conversion” shall not be applicable to this Agreement or to any of the transactions contemplated hereby.

ARTICLE X

DEFINITIONS

Capitalized terms used in this Agreement are used as defined in this Article X or elsewhere in this Agreement.

10.1 Adjusted Current Assets. The term “Adjusted Current Assets” shall equal the sum of the following: accounts receivable, other receivables, and allowances for doubtful accounts (all in accordance with GAAP, consistently applied by Seller).

10.2 Adjusted Current Liabilities. The term “Adjusted Current Liabilities” shall mean the sum of the current liabilities of Seller other than accrued restructuring costs and accrued property taxes (all in accordance with GAAP, consistently applied by Seller).

10.3 Affiliate. The term “Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “Control” as used in the preceding sentence means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation and, with respect to any Person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

10.4 Closing Accounts Difference. “Closing Accounts Difference” shall mean the amount obtained by subtracting the Adjusted Current Assets set forth on the Closing Date Balance Sheet from the Adjusted Current Liabilities set forth on the Closing Date Balance Sheet, determined in accordance with GAAP, consistently applied by Seller.

10.5 Collateral Agreements. The term “Collateral Agreements” shall mean any or all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

10.6 Confidential Information. The term “Confidential Information” shall mean confidential data and confidential information relating to the Business (which does not rise to the status of a Trade Secret under applicable law) which is or has been disclosed to the Buyer or of which the Buyer became aware as a consequence of or through its access to the Seller and which has value to the Seller and is not generally known to the competitors of the Seller. Confidential Information shall not include any data or information that (i) has been voluntarily disclosed to the general public by the Seller or its Affiliates, (ii) has been independently developed and disclosed to the general public by others, or (iii) otherwise enters the public domain through lawful means.

10.7 Contracts. The term “Contracts,” when described as being those of or applicable to any Person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, liens, indebtedness, approvals or other instruments or undertakings to which such Person is a party or to which or by which such Person or the property of such Person is subject or bound, excluding any Permits.

10.8 Damages. The term “Damages” shall mean any and all damages, liabilities, obligations, penalties, fines, judgments, claims, losses, costs, expenses and assessments (including without limitation income and other taxes, interest, penalties and attorneys’ and accountants’ fees and disbursements).

10.9 FOC Flip Chip Services. “FOC Flip Chip Services” means providing the following service to customers: Solder bumping of semiconductor wafers accomplished by first patterning of an under bump metal layer comprised of a sputtered layer of Al/NiV/Cu. Solder paste is then applied to the under bump metallization by printing the paste into a patterned thick film in-situ mask. The solder is then wetted to the under bump metalization by conventional reflow.

10.10 GAAP. “GAAP” means U.S. generally accepted accounting principles.

10.11 Governmental Authorities. The term “Governmental Authorities” shall mean any nation or country (including but not limited to the United States) and any commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including but not limited to courts, departments, commissions, boards, bureaus, agencies, ministries or other instrumentalities.

10.12 Hazardous Material. The term “Hazardous Material” shall mean all or any of the following: (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances” or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity or “EP toxicity”; (b) oil, petroleum or petroleum derived substances, natural gas, natural gas liquids or synthetic gas and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (c) any flammable substances or explosives or any radioactive materials; and (d) asbestos in any form or electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million.

10.13 Inventory. The term “Inventory” shall mean all goods, merchandise and other personal property owned and held for sale by the Seller, and all raw materials, works-in-process, materials and supplies of every nature which contribute to the finished products of the Business in the ordinary course of its business, specifically excluding, however, damaged, defective or otherwise unsaleable items.

10.14 Knowledge of the Seller. The term “Knowledge of the Seller” shall mean the actual knowledge of Scott Barrett, David Stepniak, or any of the other officers or managerial personnel of the Seller with respect to the matter in question, and such knowledge as Scott Barrett, David Stepniak, or any of the other officers or managerial personnel of the Seller reasonably should have obtained upon diligent investigation and inquiry into the matter in question.

10.15 Leased Premises. The term “Leased Premises” shall mean approximately 37,392 rentable square feet situated in Building B of Allred Center Southbank at 3701 E. University Drive, Phoenix, Arizona 85034.

10.16 Legal Requirements. The term “Legal Requirements,” when described as being applicable to any Person, shall mean any and all laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of, and any Contracts with, any Governmental Authority, in each case as and to the extent applicable to such Person or such Person’s business, operations or properties.

10.17 Permits. The term “Permits” shall mean any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.

10.18 Person. The term “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, joint stock company, unincorporated organization, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.

10.19 Product. The term “Product” shall mean each product, repair process or service under development, developed, manufactured, licensed, distributed or sold by the Business and any other products in which the Business has any proprietary rights or beneficial interest.

10.20 Properties. The term “Properties” shall mean any and all properties and assets (real, personal or mixed, tangible or intangible) owned, leased, licensed or otherwise held by the Seller, including all Assets to be conveyed to Buyer pursuant to this Agreement.

10.21 Purchase Price Adjustment. “Purchase Price Adjustment” shall mean the result obtained by subtracting the September Accounts Difference from the Closing Accounts Difference; provided, however, that in no event shall the Purchase Price Adjustment be greater than $264,000 or less than negative $264,000.

10.22 Real Property. The term “Real Property” shall mean the real property Used by the Seller in the conduct of the Business.

10.23 Regulations. The term “Regulations” shall mean any and all regulations promulgated by the Department of the Treasury pursuant to the Code.

10.24 September Accounts Difference. “September Accounts Difference” shall equal six hundred seventy-three thousand and eighty-seven dollars and seventy-seven cents ($673,087.77). This amount is calculated by subtracting the Adjusted Current Assets as of September 30, 2003 ($2,910,022.13), from the Adjusted Current Liabilities as of September 30, 2003 ($2,236,934.36).

10.25 Subsidiary. The term “Subsidiary” shall mean any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Seller.

10.26 Tax. The term “Tax” shall mean any gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

10.27 Taxes. The term “Taxes” shall mean any or all of the foregoing collectively.

10.28 Tax Return. The term “Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

10.29 Total Receivables. “Total Receivables” shall mean the accounts receivable and other receivables (including royalties).

10.30 Trade Secrets. The term “Trade Secrets” shall mean information of the Seller to the extent related to the Business including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

10.31 Ultra CSP Services. “Ultra CSP Services” means providing the following service to customers: Solder bumping and redistribution of semiconductor wafers accomplished by the patterning of polymer layers (BCB or PBO) and a sputtered under bump metal layer comprised of Al/NiV/Cu. Preformed discreet solder balls are then wetted to the under bump metalization by conventional reflow.

10.32 Used. The term “Used” shall mean, with respect to the Properties, Contracts or Permits of the Seller, those owned, leased, licensed or otherwise held by the Seller which were acquired for use or held for use by the Seller in connection with the Business, whether or not reflected on the books of account of the Seller.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Buyer and the Seller have executed this Asset Purchase Agreement as of the date first written above.

BUYER:

FLIPCHIP INTERNATIONAL, LLC, a Delaware limited liability company

By:	/s/ Robert A. Forcier
Name:	Robert A. Forcier
Title:	Manager

SELLER:

FLIP CHIP TECHNOLOGIES, LLC, a Delaware limited liability company

By:	/s/ Maurice E. Carson
Name:	Maurice E. Carson
Title:	Authorized Person

By executing below, K&S, and Holdings agree to comply with and be bound by the terms of Section 7.5 of this Asset Purchase Agreement.

KULICKE AND SOFFA INDUSTRIES, INC., a Pennsylvania corporation

By:	/s/ Maurice E. Carson
Name:	Maurice E. Carson
Title:	Vice President and Chief Financial Officer

KULICKE AND SOFFA HOLDINGS, INC., a Delaware corporation

By:	/s/ Maurice E. Carson
Name:	Maurice E. Carson
Title:	Vice President, Chief Financial Officer, and Treasurer